UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                            SCHEDULE 13D
               Under the Securities Exchange Act of 1934

                       TRANS GLOBAL SERVICES, INC.
                            (Name of Issuer)

                Common Stock, par value $.01 per share
                    (Title of Class of Securities)

                              855156 30 3
                            (CUSIP Number)

                       Asher S. Levitsky P.C.
                  Esanu Katsky Korins & Siger, LLP
                            605 Third Avenue
                      New York, New York 10158
                            (212) 953-6000

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                            July 2, 2002
       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. 9

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be"filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 855156 30 3                        SCHEDULE 13D

===========================================================================

            NAME OF REPORTING PERSON
            and  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
 1          Arthur P. Grider, III
----------- -------------------------------------------------------------------

            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                         (a)  X
 2                                                       (b)
----------- -------------------------------------------------------------------



 3          SEC USE ONLY
----------- -------------------------------------------------------------------

            SOURCE OF FUNDS
 4          OO
----------- -------------------------------------------------------------------


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e) 9
----------- -------------------------------------------------------------------

            CITIZENSHIP OR PLACE OF ORGANIZATION
 6          USA
-------------------- ------- --------------------------------------------------


     NUMBER OF
     SHARES
    BENEFICIALLY
    OWNED BY
  EACH REPORTING             SOLE VOTING POWER
    PERSON WITH         7    8,027,100                               56.7%
                     ------- -------------------------------------------------

  8    SHARED VOTING POWER
 ------- -------------------------------------------------

        SOLE DISPOSITIVE POWER

  9    5,172,814                                                     36.6%
------- --------------------------------------------------


 10    SHARED DISPOSITIVE POWER
----------- ------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        8,027,100
----------- -------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES
----------- ------------------------------------------------------------------

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)           56.7%
----------- ------------------------------------------------------------------

14     TYPE OF REPORTING PERSON  IN
=========== ==================================================================

CUSIP No. 855156 30 3                        SCHEDULE 13D

=========== ===================================================================
1
            NAME OF REPORTING PERSON
            and  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
            NAG Financial, LLC (73-3037294)
----------- -------------------------------------------------------------------

            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                     (a) X
 2                                                   (b)
----------- -------------------------------------------------------------------

 3          SEC USE ONLY
----------- -------------------------------------------------------------------

            SOURCE OF FUNDS
 4          OO
----------- -------------------------------------------------------------------

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 9
----------- -------------------------------------------------------------------

            CITIZENSHIP OR PLACE OF ORGANIZATION

 6          Texas
-------------------- ------- --------------------------------------------------

     NUMBER OF
     SHARES
   BENEFICIALLY
    OWNED BY
  EACH REPORTING        7      SOLE VOTING POWER %
    PERSON WITH
                     ------- -------------------------------------------------

                        8     SHARED VOTING POWER

                              4,160,714                                 29.4%
                     ------- --------------------------------------------------

                        9     SOLE DISPOSITIVE POWER

                              4,160,714                                 29.4%
                     ------- --------------------------------------------------

                       10    SHARED DISPOSITIVE POWER
----------- -------------------------------------------------------------------

 11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             4,160,714
----------- -------------------------------------------------------------------

 12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES
----------- --------------------------------------------------------------------

            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 13         29.4%
----------- -------------------------------------------------------------------

            TYPE OF REPORTING PERSON
 14         OO
=========== ===================================================================

CUSIP No. 855156 30 3                        SCHEDULE 13D

=========== ===================================================================
 1
            NAME OF REPORTING PERSON
            and I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Rebecca Dunn
----------- -------------------------------------------------------------------

            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                         (a)  X
 2                                                       (b)  9
----------- -------------------------------------------------------------------

 3          SEC USE ONLY
----------- -------------------------------------------------------------------

            SOURCE OF FUNDS
 4          OO
----------- -------------------------------------------------------------------

 5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
----------- -------------------------------------------------------------------

 6          CITIZENSHIP OR PLACE OF ORGANIZATION
-------------------- ------- --------------------------------------------------
    NUMBER OF
    SHARES
   BENEFICIALLY
    OWNED BY
  EACH REPORTING
    PERSON WITH         7    SOLE VOTING POWER
                     ------- --------------------------------------------------
                             SHARED VOTING POWER

                        8    1,115,000                                  7.9%
                     ------- --------------------------------------------------

                             SOLE DISPOSITIVE POWER

                        9    1,115,000                                  7.9%
                     ------- --------------------------------------------------

                       10    SHARED DISPOSITIVE POWER
---------- -------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11         1,115,000
----------- -------------------------------------------------------------------

 12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11) EXCLUDES CERTAIN
            SHARES
----------- -------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 13         7.9%
----------- -------------------------------------------------------------------

            TYPE OF REPORTING PERSON
 14         IN
=========== ===================================================================

CUSIP No. 855156 30 3                        SCHEDULE 13D
=========== ===================================================================
            NAME OF REPORTING PERSON
            and I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Phoenix Marketing Services, Inc. (76-0453973)
----------- -------------------------------------------------------------------

            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                           (a)  X
 2                                                         (b)
----------- -------------------------------------------------------------------

 3          SEC USE ONLY
----------- -------------------------------------------------------------------

            SOURCE OF FUNDS
 4          OO
----------- -------------------------------------------------------------------

 5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
----------- -------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION

 6          Delaware
-------------------- ------- --------------------------------------------------
    NUMBER OF
     SHARES
    BENEFICIALLY
     OWNED BY
   EACH REPORTING             SOLE VOTING POWER %
    PERSON WITH         7
                     ------- --------------------------------------------------
                             SHARED VOTING POWER

                        8    1,000,000                                  7.1%
                     ------- --------------------------------------------------

                        9    SOLE DISPOSITIVE POWER

                             1,000,000                                  7.1%
                     ------- --------------------------------------------------

                       10    SHARED DISPOSITIVE POWER
----------- -------------------------------------------------------------------

            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11         1,000,000
----------- -------------------------------------------------------------------

 12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11) EXCLUDES CERTAIN
            SHARES
----------- -------------------------------------------------------------------

            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 13         7.1%
----------- -------------------------------------------------------------------

            TYPE OF REPORTING PERSON
 14         CO
=========== ===================================================================

CUSIP No. 855156 30 3                        SCHEDULE 13D
=========== ===================================================================
1
            NAME OF REPORTING PERSON
            and I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Yellow Rose Mortgage Co., Inc. (76-0591980)
----------- -------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  X
 2                                                           (b)
----------- -------------------------------------------------------------------

 3          SEC USE ONLY
----------- -------------------------------------------------------------------

            SOURCE OF FUNDS
 4          OO
----------- -------------------------------------------------------------------

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
----------- -------------------------------------------------------------------

            CITIZENSHIP OR PLACE OF ORGANIZATION

 6          Texas
-------------------- ------- --------------------------------------------------
   NUMBER OF
     SHARES
   BENEFICIALLY
    OWNED BY
  EACH REPORTING        7   SOLE VOTING POWER %
    PERSON WITH     ------- --------------------------------------------------
                        8    SHARED VOTING POWER

                             405,238                                     2.9%
                     ------- --------------------------------------------------

                        9    SOLE DISPOSITIVE POWER

                             405,238                                     2.9%
                     ------- --------------------------------------------------

                       10    SHARED DISPOSITIVE POWER
----------- -------------------------------------------------------------------

            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11         405,238
----------- -------------------------------------------------------------------

 12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11) EXCLUDES CERTAIN
            SHARES
----------- -------------------------------------------------------------------

            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 13         2.9%
----------- -------------------------------------------------------------------

            TYPE OF REPORTING PERSON
 14         CO
=========== ===================================================================

CUSIP No. 855156 30 3                        SCHEDULE 13D

=========== ===================================================================
1
            NAME OF REPORTING PERSON
            and  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
            Roy Cooper
----------- -------------------------------------------------------------------

            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  X
 2                                                           (b)
----------- -------------------------------------------------------------------

 3          SEC USE ONLY
----------- -------------------------------------------------------------------

            SOURCE OF FUNDS
 4          OO
----------- -------------------------------------------------------------------

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
----------- -------------------------------------------------------------------

            CITIZENSHIP OR PLACE OF ORGANIZATION

 6          USA
-------------------- ------- --------------------------------------------------
    NUMBER OF
     SHARES
   BENEFICIALLY
    OWNED BY
  EACH REPORTING
   PERSON WITH          7    SOLE VOTING POWER
                     ------- --------------------------------------------------

                        8    SHARED VOTING POWER

                             285,715                                     2.0%
                     ------- --------------------------------------------------

                        9    SOLE DISPOSITIVE POWER

                             285,715                                     2.0%
                     ------- --------------------------------------------------

                       10    SHARED DISPOSITIVE POWER
----------- -------------------------------------------------------------------

            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11         285,715
----------- -------------------------------------------------------------------

 12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11) EXCLUDES CERTAIN
            SHARES
----------- -------------------------------------------------------------------

            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 13         2.0%
----------- -------------------------------------------------------------------

            TYPE OF REPORTING PERSON
 14         IN
=========== ===================================================================

CUSIP No. 855156 30 3                        SCHEDULE 13D

=========== ===================================================================
            NAME OF REPORTING PERSON
            and  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
            Paul Hamm
----------- -------------------------------------------------------------------

            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) X
 2                                                              (b)
----------- -------------------------------------------------------------------
 3          SEC USE ONLY
----------- -------------------------------------------------------------------
            SOURCE OF FUNDS
 4          OO
----------- -------------------------------------------------------------------

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
----------- -------------------------------------------------------------------

            CITIZENSHIP OR PLACE OF ORGANIZATION

 6          USA
-------------------- ------- --------------------------------------------------
    NUMBER OF
     SHARES
   BENEFICIALLY
    OWNED BY
  EACH REPORTING
    PERSON WITH         7    SOLE VOTING POWER
                     ------- --------------------------------------------------
                        8    SHARED VOTING POWER

                             240,000                                    1.7%
                     ------- --------------------------------------------------

                       9     SOLE DISPOSITIVE POWER

                             240,000                                    1.7%
                     ------- --------------------------------------------------

                       10    SHARED DISPOSITIVE POWER
----------- -------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11         240,000
----------- -------------------------------------------------------------------

 12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11) EXCLUDES CERTAIN
            SHARES
----------- -------------------------------------------------------------------

            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 13         1.7%
----------- -------------------------------------------------------------------

            TYPE OF REPORTING PERSON
 14         IN
=========== ===================================================================

CUSIP No. 855156 30 3                        SCHEDULE 13D

=========== ===================================================================
            NAME OF REPORTING PERSON
            and I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Dreabon Copeland
----------- -------------------------------------------------------------------

            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                            (a)  X
                                                              (b)
----------- -------------------------------------------------------------------

 3          SEC USE ONLY
----------- -------------------------------------------------------------------

 4          SOURCE OF FUNDS
            OO
----------- -------------------------------------------------------------------

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
----------- -------------------------------------------------------------------

            CITIZENSHIP OR PLACE OF ORGANIZATION

 6          USA
-------------------- ------- --------------------------------------------------
     NUMBER OF
      SHARES
    BENEFICIALLY
     OWNED BY
   EACH REPORTING
    PERSON WITH         7    SOLE VOTING POWER
                     ------- --------------------------------------------------

                        8    SHARED VOTING POWER

                             145,000                                    1.0%
                     ------- --------------------------------------------------

                        9    SOLE DISPOSITIVE POWER

                             145,000                                    1.0%
                     ------- --------------------------------------------------

                       10    SHARED DISPOSITIVE POWER
----------- -------------------------------------------------------------------

            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11         145,000
----------- -------------------------------------------------------------------

 12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11) EXCLUDES CERTAIN
            SHARES
----------- -------------------------------------------------------------------

            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 13         1.0%
----------- -------------------------------------------------------------------

            TYPE OF REPORTING PERSON
 14         IN
=========== ===================================================================

CUSIP No. 855156 30 3                        SCHEDULE 13D

=========== ===================================================================
1
            NAME OF REPORTING PERSON
            and  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
            Jeff Copeland
----------- -------------------------------------------------------------------

            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                          (a)  X
                                                            (b)
----------- -------------------------------------------------------------------
 3          SEC USE ONLY
----------- -------------------------------------------------------------------

 4          SOURCE OF FUNDS
            OO
----------- -------------------------------------------------------------------

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
----------- -------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION

 6          USA
-------------------- ------- --------------------------------------------------
     NUMBER OF
     SHARES
  BENEFICIALLY
    OWNED BY
   EACH REPORTING
    PERSON WITH         7    SOLE VOTING POWER
                     ------- --------------------------------------------------

                             SHARED VOTING POWER

                        8    145,000                                   1.0%
                    ------- --------------------------------------------------

                       9     SOLE DISPOSITIVE POWER

                             145,000                                   1.0%
                     ------- --------------------------------------------------

                       10    SHARED DISPOSITIVE POWER
----------- -------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11         145,000
----------- -------------------------------------------------------------------

 12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11) EXCLUDES CERTAIN
            SHARES
----------- -------------------------------------------------------------------

            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 13         1.0%
----------- -------------------------------------------------------------------

            TYPE OF REPORTING PERSON
 14         IN
=========== ===================================================================

CUSIP No. 855156 30 3                        SCHEDULE 13D

=========== ===================================================================
            NAME OF REPORTING PERSON
            and I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Paragon Logistix, Inc. (03-0449710)
----------- -------------------------------------------------------------------

            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                           (a)  X
 2                                                         (b)
----------- -------------------------------------------------------------------
 3          SEC USE ONLY
----------- -------------------------------------------------------------------
            SOURCE OF FUNDS
 4          OO
----------- -------------------------------------------------------------------

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
----------- -------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION

 6          Florida
-------------------- ------- --------------------------------------------------
     NUMBER OF
     SHARES
   BENEFICIALLY
    OWNED BY
  EACH REPORTING
   PERSON WITH         7    SOLE VOTING POWER
                     ------- --------------------------------------------------

                             SHARED VOTING POWER

                        8    142,857                               1.0%
                     ------- --------------------------------------------------
                        9    SOLE DISPOSITIVE POWER

                             142,857                               1.0%
                     ------- --------------------------------------------------

                       10    SHARED DISPOSITIVE POWER
----------- -------------------------------------------------------------------

            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11         142,857
----------- -------------------------------------------------------------------

 12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11) EXCLUDES CERTAIN
            SHARES
----------- -------------------------------------------------------------------

            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 13         1.0%
----------- -------------------------------------------------------------------

            TYPE OF REPORTING PERSON
 14         CO
=========== ===================================================================

CUSIP No. 855156 30 3                        SCHEDULE 13D

=========== ===================================================================
1
            NAME OF REPORTING PERSON
            and I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Donald Sullivan
----------- -------------------------------------------------------------------

            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                           (a)  X
 2                                                         (b)
----------- -------------------------------------------------------------------

 3          SEC USE ONLY
----------- -------------------------------------------------------------------

            SOURCE OF FUNDS
 4          OO
----------- -------------------------------------------------------------------

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
----------- -------------------------------------------------------------------

            CITIZENSHIP OR PLACE OF ORGANIZATION

 6          USA
-------------------- ------- --------------------------------------------------
    NUMBER OF
    SHARES
  BENEFICIALLY
     OWNED BY
   EACH REPORTING
    PERSON WITH         7    SOLE VOTING POWER
                     ------- --------------------------------------------------

                             SHARED VOTING POWER

                        8    100,000                                    0.7%
                     ------- --------------------------------------------------

                        9    SOLE DISPOSITIVE POWER

                             100,000                                    0.7%
                     ------- --------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
----------- -------------------------------------------------------------------

            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11         100,000
----------- -------------------------------------------------------------------

 12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11) EXCLUDES CERTAIN
            SHARES
----------- -------------------------------------------------------------------

            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 13         0.7%
----------- -------------------------------------------------------------------

            TYPE OF REPORTING PERSON
 14         IN
=========== ===================================================================

CUSIP No. 855156 30 3                        SCHEDULE 13D

=========== ===================================================================
            NAME OF REPORTING PERSON
            and  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
            J.B. Davis
----------- -------------------------------------------------------------------

            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                           (a)  X
 2                                                         (b)
----------- -------------------------------------------------------------------

 3          SEC USE ONLY
----------- -------------------------------------------------------------------

            SOURCE OF FUNDS
 4          OO
----------- -------------------------------------------------------------------
 5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)
----------- -------------------------------------------------------------------

            CITIZENSHIP OR PLACE OF ORGANIZATION

 6          USA
-------------------- ------- --------------------------------------------------
     NUMBER OF
     SHARES
    BENEFICIALLY
     OWNED BY           7     SOLE VOTING POWER
 EACH REPORTING
    PERSON WITH               25,000                              0.2%
                     ------- --------------------------------------------------

                        8     SHARED VOTING POWER

                              92,857                              0.7%
                     ------- --------------------------------------------------

                        9     SOLE DISPOSITIVE POWER

                              117,857                             0.8%
                     ------- --------------------------------------------------

                       10    SHARED DISPOSITIVE POWER
----------- -------------------------------------------------------------------

            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11         117,857
----------- -------------------------------------------------------------------
 12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11) EXCLUDES CERTAIN
            SHARES
----------- -------------------------------------------------------------------

            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 13         0.7%
----------- -------------------------------------------------------------------

            TYPE OF REPORTING PERSON
 14         IN
=========== ===================================================================

CUSIP No. 855156 30 3                        SCHEDULE 13D

=========== ===================================================================
1
            NAME OF REPORTING PERSON
            and I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Sherry Barbisch
----------- -------------------------------------------------------------------

            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                           (a)  X
 2                                                         (b)
----------- -------------------------------------------------------------------

 3          SEC USE ONLY
----------- -------------------------------------------------------------------

            SOURCE OF FUNDS
 4          OO
----------- -------------------------------------------------------------------

 5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
----------- -------------------------------------------------------------------

            CITIZENSHIP OR PLACE OF ORGANIZATION

 6          USA
-------------------- ------- --------------------------------------------------
      NUMBER OF
      SHARES
   BENEFICIALLY
     OWNED BY
  EACH REPORTING
   PERSON WITH         7    SOLE VOTING POWER
                     ------- --------------------------------------------------

                        8    SHARED VOTING POWER

                             60,000                                     0.4%
                     ------- --------------------------------------------------

                       9     SOLE DISPOSITIVE POWER

                             60,000                                     0.4%
                     ------- --------------------------------------------------

                       10    SHARED DISPOSITIVE POWER
----------- -------------------------------------------------------------------
 11         60,000
----------- -------------------------------------------------------------------

 12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11) EXCLUDES CERTAIN
            SHARES
----------- -------------------------------------------------------------------

            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 13         0.4%
----------- -------------------------------------------------------------------

            TYPE OF REPORTING PERSON
 14         IN
=========== ===================================================================

CUSIP No. 855156 30 3                        SCHEDULE 13D


=========== ===================================================================
1
            NAME OF REPORTING PERSON
            and I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Henry W. Wolf
----------- -------------------------------------------------------------------

            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a)  X
 2                                                        (b)
----------- -------------------------------------------------------------------

 3          SEC USE ONLY
----------- -------------------------------------------------------------------
            SOURCE OF FUNDS
 4          OO
----------- -------------------------------------------------------------------

 5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
----------- -------------------------------------------------------------------

            CITIZENSHIP OR PLACE OF ORGANIZATION

 6          USA
-------------------- ------- --------------------------------------------------
    NUMBER OF
      SHARES
   BENEFICIALLY
    OWNED BY
   EACH REPORTING
    PERSON WITH         7    SOLE VOTING POWER
                     ------- --------------------------------------------------

                        8    SHARED VOTING POWER

                             50,000                                0.4%
                     ------- --------------------------------------------------

                        9    SOLE DISPOSITIVE POWER

                             50,000                                0.4%
                     ------- --------------------------------------------------

                       10    SHARED DISPOSITIVE POWER
----------- -------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11         50,000
----------- -------------------------------------------------------------------
 12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11) EXCLUDES CERTAIN
            SHARES
----------- -------------------------------------------------------------------

            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 13         0.4%
----------- -------------------------------------------------------------------
            TYPE OF REPORTING PERSON
 14         IN
=========== ===================================================================

CUSIP No. 855156 30 3                        SCHEDULE 13D


=========== ===================================================================
1
            NAME OF REPORTING PERSON
            and I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Robert Stover
----------- -------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                        (a)  X
 2                                                      (b)
----------- -------------------------------------------------------------------

 3          SEC USE ONLY
----------- -------------------------------------------------------------------

            SOURCE OF FUNDS
 4          OO
----------- ------------------------------------------------------------------

 5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)
----------- -------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
 6          USA
-------------------- ------- --------------------------------------------------
     NUMBER OF
      SHARES
    BENEFICIALLY
     OWNED BY
  EACH REPORTING
    PERSON WITH         7    SOLE VOTING POWER
                     ------- --------------------------------------------------

                        8    SHARED VOTING POWER

                             47,619                               0.3%
                     ------- --------------------------------------------------

                         9   SOLE DISPOSITIVE POWER

                             47,619                               0.3%
                     ------- --------------------------------------------------

                       10    SHARED DISPOSITIVE POWER
----------- -------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11         47,619
----------- ------------------------------------------------------------------

 12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11) EXCLUDES CERTAIN
            SHARES
----------- -------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 13         0.3%
----------- -------------------------------------------------------------------

            TYPE OF REPORTING PERSON
 14         IN
=========== ===================================================================

CUSIP No. 855156 30 3                        SCHEDULE 13D


=========== ===================================================================
1
            NAME OF REPORTING PERSON
            and I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Frank Gracely
----------- -------------------------------------------------------------------

            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                           (a)  X
 2                                                         (b)
----------- -------------------------------------------------------------------

 3          SEC USE ONLY
----------- -------------------------------------------------------------------

            SOURCE OF FUNDS
 4          OO
----------- -------------------------------------------------------------------

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
----------- -------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION

 6          USA
-------------------- ------- -------------------------------------------------
     NUMBER OF
      SHARES
   BENEFICIALLY
     OWNED BY
  EACH REPORTING
    PERSON WITH         7    SOLE VOTING POWER
                     ------- --------------------------------------------------

                        8    SHARED VOTING POWER

                             25,000                                 0.2%
                     ------- --------------------------------------------------

                       9     SOLE DISPOSITIVE POWER

                             25,000                                0.2%
                     ------- --------------------------------------------------

                       10    SHARED DISPOSITIVE POWER
----------- -------------------------------------------------------------------

            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11         25,000
----------- -------------------------------------------------------------------

 12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11) EXCLUDES CERTAIN
            SHARES
----------- -------------------------------------------------------------------

            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13         0.2%
----------- -------------------------------------------------------------------

            TYPE OF REPORTING PERSON
 14         IN
=========== ===================================================================

Item 1.  Security and Issuer.

This Schedule 13-D relates to the common stock, par value $.01 per share ("Common Stock"), of Trans Global Services, Inc., a Delaware corporation (the "Company"). The Schedule 13D is hereinafter referred to as the "Schedule."

Item 2.  Identity and Backgroud.

     Set forth is information relating to each of the filing parties. All of the individuals are citizens of the United States.

            A.         Arthur P. Grider, III

          (i) The name of the filing party is Arthur P. Grider, III.

          (ii) Mr. Grider's address is 8707 Katy Freeway, Suite 300, Houston, TX 77024.

          (iii) Mr. Grider is chairman, president and chief executive officer of Phoenix Marketing Services, Inc. and, since August 12, 2002, he has been president and chief executive officer of the Company.

          (iv) During the past five years Mr. Grider has not been convicted in a criminal proceeding.

          (v) During the last five years Mr. Grider has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            B. NAG Financial, LLC ("NAG")

          (i) The name of the filing party is NAG Financial, LLC, a Texas limited liability company.

          (ii) NAG's address is 8707 Katy Freeway, Suite 300, Houston, TX 77024.

          (iii) NAG in a investment entity.

          (iv) During the past five years NAG has not been convicted in a criminal proceeding.

          (v) During the last five years NAG has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (vi) The president and chief operating officer and controlling person of NAG is Art Grider. See Paragraph A.

          (vii) The manager of NAG is Larry Caldwell. The following is information concerning Mr. Caldwell:

          (a) Mr. Caldwell's address is 8707 Katy Freeway, Suite 300, Houston, TX 77024.

          (b) Mr. Caldwell is chief financial officer, secretary and treasurer of Phoenix Marketing Services, Inc.

          (c) During the past five years Mr. Caldwell has not been convicted in a criminal proceeding.

          (d) During the last five years Mr. Caldwell has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            C.         Rebecca Dunn

          (i) The name of the filing party is Rebecca Dunn.

          (ii) Ms. Dunn's address is 807 Walkwood Circle, Houston, TX 77079

          (iii) Ms. Dunn is engaged in sales for Metromarketing.

          (iv) During the past five years Ms. Dunn has not been convicted in a criminal proceeding.

          (v) During the last five years Ms. Dunn has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (vi) The shares reported by Ms. Dunn are owned as follows:

          (a) 1,000,000 shares - Rebecca Dunn

          (b) 50,000 shares - Rebecca Dunn in trust for J.Heather Paxton

          (c) 10,000 shares - Rebecca Dunn Custodian under UGMA for Alexander P. Grider

          (d) 10,000  shares - Rebecca  Dunn  Custodian  under  UGMA for Amanda
     Alcorn

          (e) 10,000 shares - Rebecca Dunn Custodian under UGMA for Kelsey A. Paxton

          (f) 10,000 shares - Rebecca Dunn Custodian under UGMA for Megan Alcorn

          (g) 10,000 shares - Rebecca Dunn Custodian under UGMA for Tyler R. Paxton

            D.         Phoenix Marketing Services, Inc. ("Phoenix").

          (i) The name of the filing party is Phoenix Marketing Services, Inc., a Delaware corporation.

          (ii) Phoenix'  address is 8707 Katy Freeway,  Suite 300,  Houston,  TX
     77024

          (iii) Phoenix in engaged in the staffing business.

          (iv) During the past five years Phoenix has not been convicted in a criminal proceeding.

          (v) During the last five years Phoenix has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (vi) The chief executive officer and the general partner of the sole stockholder of Phoenix is Art Grider. See Paragraph A.

          (vii) The chief financial officer of Phoenix is Larry Caldwell. See Paragraph B(vii).

          E. Yellow Rose Mortgage Co., Inc. ("Yellow Rose").

          (i) The name of the filing party is Yellow Rose Mortgage Co., Inc., a Texas corporation.

          (ii) Yellow Rose's address is 440 Louisiana, Suite 1440, Houston, TX 77002.

          (iii) Yellow Rose is a Texas corporation.

          (iv) During the past five years Yellow Rose has not been convicted in a criminal proceeding.

          (v) During the last five years Yellow Rose has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (vi) The president, director and sole stockholder of Yellow Rose is Harold May. The following is information concerning Mr. May:

          (a) Mr. May's address is 440 Louisiana, Suite 1440, Houston, TX 77002.

          (b) Mr. May is an attorney at law.

          (c) During the past five years Mr. May has not been convicted in a criminal proceeding.

          (d) During the last five years Mr. May has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            F.         Roy Cooper

          (i) The name of the filing party is Roy Cooper.

          (ii) Mr. Cooper's address is Route 1, Box 184, Childress, TX 79201.

          (iii) Mr. Cooper is self employed as a rodeo professional.

          (iv) During the past five years Mr. Cooper has not been convicted in a criminal proceeding.

          (v) During the last five years Mr. Cooper has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (vi) The shares reported by Mr. Cooper are owned as follows:

          (a) 238,114 shares - Roy Cooper

          (b) 15,867 shares - Roy Cooper Custodian UGMA for Cliff Cooper

          (c) 15,867 shares - Roy Cooper Custodian UGMA for Clint Cooper

          (d) 15,867 shares - Roy Cooper Custodian UGMA for Tuf Cooper

          G. Paul Hamm

          (i) The name of the filing party is Paul Hamm.

          (ii) Mr. Hamm's address is 4314 Maily Meadows Lane, Katy, TX 77450.

          (iii) Mr. Hamm is a management employee of Phoenix and the Company.

          (iv) During the past five years Mr. Hamm has not been convicted in a criminal proceeding.

          (v) During the last five years Mr. Hamm has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          H. Dreabon Copeland

          (i) The name of the filing party is Dreabon Copeland.

          (ii) Mr. Copeland's address is 346 Knipp Road, Houston, TX 77024.

          (iii) Mr. Copeland is retired.

          (iv) During the past five years Mr. Copeland has not been convicted in a criminal proceeding.

          (v) During the last five years Mr. Copeland has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          I. Jeff Copeland

          (i) The name of the filing party is Jeff Copeland.

          (ii) Mr. Copeland's address is 346 Knipp Road, Houston, TX 77024.

          (iii) Mr. Copeland is self-employed in the real estate business.

          (iv) During the past five years Mr. Copeland has not been convicted in a criminal proceeding.

          (v) During the last five years Mr. Copeland has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          J. Paragon Logistix, Inc. ("Paragon")

          (i) The name of the filing party is Paragon Logistix, Inc..

          (ii) Paragon's address is 501 Spinnaker Drive; Marco Island, FL 34145.

          (iii) Paragon is a Florida corporation.

          (iv) During the past five years Paragon has not been convicted in a criminal proceeding.

          (v) During the last five years Paragon has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (vi) The president, sole director and sole stockholder of Paragon is W.C. Riviere. Information about Ms. Riviere is set forth below.

          (a) Ms. Riviere's address is 501 Spinnaker Drive; Marco Island, FL 34145.

          (b) Ms. Riviere is a retired educator.

          (c) During the past five years Ms. Riviere has not been convicted in a criminal proceeding.

          (d) During the last five years Ms. Riviere has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          K. Donald Sullivan

          (i) The name of the filing party is Donald Sullivan.

          (ii) Mr. Sullivan's address is 75883 Heritage East, Palm Desert, CA 92211.

          (iii) Mr. Sullivan is a sales person for Phoenix and the Company.

          (iv) During the past five years Mr. Sullivan has not been convicted in a criminal proceeding.

          (v) During the last five years Mr. Sullivan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          L. J.B. Davis

          (i) The name of the filing party is Gen. J.B. Davis.

          (ii) Gen. Davis' address is 3600 Windber Blvd., Palm Harbor, FL 34685.

          (iii) Gen. Davis is a retired general in the United States Air Force, with his final position being Chief of Staff, Supreme Headquarters Allied Powers, Europe (NATO). On December 3, 2002, Gen. Davis was elected as a director of the Company.

          (iv) During the past five years Gen. Davis has not been convicted in a criminal proceeding.

          (v) During the last five years Gen. Davis has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          M. Sherry Barbisch

          (i) The name of the filing party is Sherry Barbisch.

          (ii) Ms. Barbisch's address is 635 FM 529, Bellville, TX 77418.

          (iii) Ms. Barbisch is self-employed in the restaurant business.

          (iv) During the past five years Ms. Barbisch has not been convicted in a criminal proceeding.

          (v) During the last five years Ms. Barbisch has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          N. Henry W. Wolf

          (i) The name of the filing party is Henry W. Wolf.

          (ii) Mr.  Wolf's  address is 12671 West  Dakota  Drive,  Lakewood, CO
     80228.

          (iii) Mr. Wolf is self-employed in the restaurant business.

          (iv) During the past five years Mr. Wolf has not been convicted in a criminal proceeding.

          (v) During the last five years Mr. Wolf has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          O. Robert Stover

          (i) The name of the filing party is Robert Stover.

          (ii) Mr. Stover's address is 5075 Westheimer Road, Houston, TX 77056.

          (iii) Mr. Stover is self-employed in the haberdashery business.

          (iv) During the past five years Mr. Stover has not been convicted in a criminal proceeding.

          (v) During the last five years Mr. Stover has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          P. Frank Gracely

          (i) The name of the filing party is Frank Gracely.

          (ii) Mr. Gracely's address is 19539 Tamarack Drive, Houston, TX 77094.

          (iii) Mr. Gracely is a sales person for the Company.

          (iv) During the past five years Mr. Gracely has not been convicted in a criminal proceeding.

          (v) During the last five years Mr. Gracely has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or other Consideration.

The purchase price for the 8,000,000 shares covered by the Schedule was $840,000, which was paid as follows. Phoenix purchased 1,000,000 shares on July 2, 2002 for $100,000. The remaining 7,000,000 shares were purchased for an aggregate of $740,000 by the other reporting parties, as set forth in their respective cover pages and Item 2. See Item 4 for information relating to potential additional shares which may be issued to NAG. Each reporting person purchased the shares with his or her own funds.

Item 4. Purpose of the Transaction.

The 8,000,000 shares were purchased pursuant to the following two agreements.

In  July  2002,  pursuant  to  an  agreement  dated  July  2,  2002  (the  "July
Agreement"), the Company sold Phoenix 1,000,000 shares of common stock for $100,000. This agreement was entered into in anticipation of the execution of a subsequent agreement whereby Phoenix would purchase a controlling interest in the Company and either Phoenix or its affiliates would assign contracts to us. As part of that agreement, Mr. Joseph G. Sicinski agreed that, if this proposed transaction were not completed by September 30, 2002, Mr. Sicinski would, at Phoenix' request, purchase the shares sold to Phoenix for $100,000. As a result of the second agreement, Mr. Sicinski's obligation to purchase the shares was terminated.

On August 12, 2002, NAG Financial, which is an affiliate of Phoenix, entered into an agreement (the "August Agreement") with the Company pursuant to which:

          * NAG or its designees would purchase 7,000,000 shares of common stock for $740,000 in installments. These purchases were completed during September 2002. A portion of the shares were purchased by a note in the amount of $61,688, which is payable not later than December 31, 2002.

          * NAG or its associates would transfer to the Company contracts or contract rights relating to temporary staffing or other similar or related services.

          * The Company would pay to NAG a fee of 2% of net collections, as defined in the agreement, from the contracts assigned to us, up to a maximum of $1,000,000.

          * The Company would issue one share of a newly-created series of preferred stock, the series A preferred stock, for each $.21 of gross profit generated from the assigned contracts through June 30, 2005, up to a maximum of 2,000,000 shares of the preferred stock. Except as otherwise required by law, each of the shares of preferred stock would be convertible into two shares of common stock and would have the right to vote together with the common stock as if they were a single class, with each share of the preferred stock having two votes.

          * Mr. Sicinski and Mr. Link agreed to vote their shares of common stock in accordance with NAG's instruction until NAG or its designees shall have purchased 5,250,000 shares of common stock. The voting obligations of Mr. Sicinski and Mr. Link have terminated. Accordingly, Mr. Sicinski and Mr. Link are not parties to the Schedule.

          * Mr. Sicinski's obligation to purchase Phoenix' shares pursuant to the 2002 Agreement was terminated.

          * Mr. Grider was elected as president, chief executive officer and a director, and Mr. Sicinski retained his position as chairman of the board.

          * The Company granted registration rights with respect to the shares of common stock issued pursuant to the August Agreement and any shares of common stock issuable upon conversion of any shares of preferred stock which may be issued pursuant to the August Agreement.

Phoenix and NAG are affiliates of each other and of Mr. Grider. Phoenix is owned by a limited partnership of which Mr. Grider is the president and sole owner of the corporate general partner, and Mr. Grider is president, chief executive officer and a director of Phoenix. Mr. Grider is the chief executive officer and contolling person for NAG.

The issuance of the shares pursuant to the July and August Agreements effected a change of control of the Company. As a result of the issuance and the voting agreements described in Item 6, Mr. Grider has the voting rights with respect to 8,000,000 shares, which represents 56.5% of the outstanding shares of common stock. The Company may issue shares of series A preferred stock to NAG based on the gross profit generated on contracts assigned to the Company, and, to the extent such shares are issued, Mr. Grider's beneficial ownership in the Company's securities would increase.

Item 5. Interest in Securities of the Issuer.

Phoenix purchased 1,000,000 shares on July 2, 2002 pursuant to the July agreement.

Each of the other reporting persons acquired the shares owned by him or her as set forth on the cover pages and Item 2 in August 2002 pursuant to the August Agreement, except as set forth below.

On September 6, 2002, Rebecca Dunn purchased 10,000 shares of common stock at $.27 per share and 5,000 shares of common stock at $.28 per share. Ms. Dunn is the wife of Mr. Grider. The shares owned by Ms. Dunn are included in shares beneficially owned by Mr. Grider with joint power of voting and disposition, although Mr. Grider disclaims beneficial ownership in these shares. These shares are subject to the voting agreement described below.

On November 15, 2002, the Estate of Maxine Mulkern purchased 5,000 shares of common stock at $.20 per share. Mr. Grider is the executor of the estate, and the shares are included in shares beneficially owned by him.

Nous Investment Partner, LLP purchased 2,100 shares of common stock at $.15 per share on November 26, 2002 and 5,000 shares of common stock at $.18 per share on November 27, 2002. Mr. Grider is the manager of Nous Investment Partner, LLP, and the shares are included in shares beneficially owned by him.

Each of the reporting parties has the right to dispose of or vote the shares as set forth in their respective cover pages.

Pursuant to a voting agreement dated October 3, 2002, each of the reporting persons agreed that he or she would vote all of their shares in accordance with the vote of the holders of a majority of the shares subject to the voting agreement. Since Mr. Grider, by virtue of this controlling interest in NAG and Phoenix, controls more than a majority of the shares subject to the voting agreement and has the sole ability to determine how all of the 8,000,000 shares are to be voted. Since the 8,000,000 shares subject to the voting agreement constitute 56.5% of the outstanding shares, Mr. Grider has the ability to elect all of the directors of the Company and to approve any action requiring stockholder approval without the vote of any other stockholders.

Rebecca Dunn is the wife of Mr. Grider. The shares beneficially owned by her are held in her individual capacity (1,015,000 shares), as custodian under the uniform gift to minors act for their grandchildren (50,000 shares) and in trust for her daughter (50,000 shares). These shares are reported as being indirectly owned by Mr. Grider, although he disclaims beneficial interest in the shares. Shares as to which Mr. Grider has voting rights are not included as shares which are beneficially owned by Ms. Dunn, and with respect to which he has sole voting rights. Mr. Grider does not have any sole or joint rights of disposition with respect to shares owned by Ms. Dunn.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The July Agreement and the August Agreement are described in response to Item 4. The Voting Agreement is described in response to Item 5.

Item 7. Material to be filed as Exhibits.

1. Agreement dated July 2, 2002, between the Company and Phoenix.

2. Agreement dated August 12, 2002, between the Company and NAG, including the form of certificate of designation for the series A preferred stock. [Filed as an exhibit to the Company's Form 10-Q for the quarter ended June 30, 2002, and incorporated herein by reference.]

3. Voting agreement dated October 3, 2002 among the reporting persons.

                        SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information contained in this Statement is true, complete and correct.

Dated December 16, 2002

                          YELLOW ROSE MORTGAGE CO. INC.
_____________________                                    __________________
Arthur P. Grider, III                                    Sherry Barbisch
                               Harold May, President
NAG FINANCIAL LLC
                                                         _________________
By:  ______________________                              Henry W. Wolf
     Larry Caldwell, Manager    __________________
                                Roy Cooper
                                                         _________________
                                                         Robert Stover
                          ____________________________
________________          Roy Cooper, Custodian under UGMA for
Rebecca Dunn              Clif Cooper

__________________________                               _________________
Rebecca Dunn, in trust for J. Heather                    Frank Gracely
Paxton
                          _____________________________
                          Roy Cooper, Custodian under UGMA for
                          Clint Cooper

__________________________
Rebecca Dunn, Custodian under GGMA for
Alexander P. Grider
                          _____________________________
                          Roy Cooper, Custodian under UGMA for
                          Tuf Cooper

____________________________                      ____________________
Rebecca Dunn, Custodian under UGMA for            Paul Hamm
Amanda Alcorn
                                                  ____________________
____________________________                      Dreabon Copeland
Rebecca Dunn, Custodian under UGMA for
Kelsey A. Paxton                                  ____________________
                                                  Jeff Copeland
____________________________                      ____________________
Rebecca Dunn, Custodian under UGMA for            PARAGON LOGISTIX, INC.
Tyler R. Paxton
                                            By:  ________________________
                                                 W.C. Riviere, President
_____________________________
Rebecca Dunn, Custodian under UGMA for
Megan Alcorn                                     ____________________
                                                 Donald Sullivan
PHOENIX MARKETING SERVICES, INC.
                                                 ____________________
                                                 J.B. Davis
By:  ______________________
      Arthur P. Grider, III
      President and CEO



                   JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the parties hereby agree to the joint filing of the Statement on
Schedule 13D with respect to the shares of common stock, par value $.01 per share, of Trans Global Services, Inc., with the Securities and Exchange Commission and any other applicable authorities or parties. The parties hereto further agree that this Joint Filing Agreement ("Agreement") be included as an Exhibit thereto. In addition, each party to this Agreement agrees to file jointly any and all subsequent amendments to such Statement on Schedule 13D and expressly authorizes each other party hereto to file the same on its behalf as such filing party deems necessary or appropriate, until such time as a party hereto shall notify the others in writing of its desire to terminate this Agreement. This Agreement may be executed in multiple counterparts, each of which shall constitute one and the same instrument.

Date:  December 16, 2002

                           PHOENIX MARKETING SERVICES, INC.
_____________________                                      ________________
Arthur P. Grider, III      By:____________________         Dreabon Copeland
                              Arthur P. Grider, III
NAG FINANCIAL LLC             President and CEO           _________________
                                                          Jeff Copeland
By:  ________________     YELLOW ROSE MORTGAGE CO. INC.
     Larry Caldwell, Manager                            PARAGON LOGISTIX, INC.

                          By: ____________________      By:________________
_______________           Harold May, President        W.C. Riviere, President
Rebecca Dunn
                                                      ______________________
                                                      Donald Sullivan
_____________________
Rebecca Dunn, in trust for J. Heather      ____________________
Paxton                                     Roy Cooper
                                                       ________________
                                                     J.B. Davis
                                            __________________________
_________________________                   Roy Cooper, Custodian under UGMA for
Rebecca Dunn, Custodian under GGMA for      Clif Cooper
 Alexander P. Grider                        __________________________
                                            Sherry Barbisch
                                           __________________________
________________________                    Roy Cooper, Custodian under UGMA for
Rebecca Dunn, Custodian under UGMA for      Clint Cooper
Amanda Alcorn
                                            _________________________
                                            Henry W. Wolf

                                            _________________________
                                            Roy Cooper, Custodian under UGMA for
Rebecca Dunn, Custodian under UGMA for      Tuf Cooper
Kelsey A. Paxton
                                            _________________________
                                            Robert Stover

                                            _________________________
__________________________                  Paul Hamm
Rebecca Dunn, Custodian under UGMA for
Tyler R. Paxton                             _________________________
                                            Frank Gracely

___________________________
Rebecca Dunn, Custodian under UGMA for
Megan Alcorn

                                 POWER OF ATTORNEY

Each person whose signature appears below hereby authorizes Arthur P. Grider, III as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities to sign any and all amendments to this Schedule 13-D, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission.

Dated:  December 16, 2002

                       PHOENIX MARKETING SERVICES, INC.
___________________                                        __________________
Arthur P. Grider, III           By:__________________      Dreabon Copeland
                                   Arthur P. Grider, III
NAG FINANCIAL LLC                  President and CEO
                                                           __________________
                                                           Jeff Copeland

By: ______________________  YELLOW ROSE MORTGAGE CO. INC. PARAGON LOGISTIX, INC.
     Larry Caldwell, Manager                               __________________


                            By:____________________     By:___________________
____________                   Harold May, President    W.C. Riviere, President
Rebecca Dunn                                                __________________
                                                           Donald Sullivan
__________________________                  ______________
Rebecca Dunn, in trust for J. Heather       Roy Cooper
Paxton
                                                  ___________________
                                                      J.B. Davis
                                            _______________________________
____________________________                Roy Cooper, Custodian under UGMA for
Rebecca Dunn, Custodian under GGMA for      Clif Cooper
Alexander P. Grider                         _______________________________
                                            Sherry Barbisch

                                            Roy Cooper, Custodian under UGMA for
Rebecca Dunn, Custodian under UGMA for      Clint Cooper
Amanda Alcorn                               ______________________________
                                            Henry W. Wolf
                                            ______________________________
____________________________                Roy Cooper, Custodian under UGMA for
Rebecca Dunn, Custodian under UGMA for      Tuf Cooper
Kelsey A. Paxton                            ______________________________
                                            Robert Stover
                                            ______________________________
_____________________________               Paul Hamm
Rebecca Dunn, Custodian under UGMA for      ______________________________
Tyler R. Paxton                             Frank Gracely

_____________________________
Rebecca Dunn, Custodian under UGMA for
Megan Alcorn

                      Exhibit 1
Date: July 2, 2002

Trans Global Services, Inc.
1393 Veterans Memorial Highway
Hauppauge, NY 11788

Attention of Joseph G. Sicinski, President and CEO

                                  Stock Purchase Agreement

Dear Sirs:

Phoenix Marketing Services, Inc., a Delaware corporation (the "Purchaser") hereby agrees to purchase from Trans Global Services, Inc., a Delaware corporation (the "Company"), and the Company agrees to sell to Purchaser, 1,000,000 shares (the "Shares") of the Company's common stock, par value $.001 per share ("Common Stock"), for a purchase price of $100,000, on the terms and conditions hereinafter set forth.

          1. Purchase of Shares. Purchaser shall purchase the Shares by paying the purchase price by wire transfer not later than noon, New York time, on July 3, 2002 to an account designated by the Company.

          2. Representations and Warranties by the Company. The Company represents and warrants to the Purchaser that the Shares have been duly authorized and when issued pursuant to this Agreement upon payment of the purchase price of the Shares, will be validly issued, fully paid and non-assessable.

          3. Representations and Warranties by the Purchaser. The Purchaser hereby represents, warrants, covenants and agrees as follows:

          (a) The Purchaser understands that the offer and sale of the Shares is being made only by means of this Agreement. The Purchaser understands that the Company has not authorized the use of, and the Purchaser confirms that he is not relying upon, any other information, written or oral, other than material contained in this Agreement and the material which the Company has filed with the Securities and Exchange Commission (the "Commission"). The Purchaser is aware that the purchase of the Shares involves a high degree of risk and that the Purchaser may sustain, and has the financial ability to sustain, the loss of its entire investment Furthermore, in subscribing for the Shares, the Purchaser acknowledges that the Company has not made, and the Purchaser is not relying in any manner upon, any projections or forecasts of future operations.

          (b) The Purchaser represents to the Company that it is an accredited investor within the meaning of Rule 501 of the Commission under the
     Securities Act of 1933, as amended (the "Securities Act") and he understands the meaning of the term "accredited investor." The Purchaser further represents that he has such knowledge and experience in financial and business matters as to enable him to understand the nature and extent of the risks involved in purchasing the Shares. The Purchaser is fully aware that such investments can and sometimes do result in the loss of the entire investment. The Purchaser has engaged his own counsel and accountants to the extent that he deems it necessary.

          (c) The Purchaser is acquiring the Shares pursuant to this Agreement for investment and not with a view to the sale or distribution thereof, for its own account and not on behalf of others; has not granted any other person any interest or participation in or right or option to purchase all or any portion of the Shares; is aware that the Shares are restricted securities within the meaning of Rule 144 of the Commission under the Securities Act, and may not be sold or otherwise transferred other than pursuant to an effective registration statement or an exemption from registration; and understands and agrees that the certificates for the Shares shall bear the Company's standard investment legend. The Purchaser understands the meaning of these restrictions.

          (d) The Purchaser will not transfer any Shares except in compliance with all applicable Federal and state securities laws and regulations, and, in such connection, the Company may request an opinion of counsel reasonably acceptable to the Company as to the availability of any exemption.

          (e) The Purchaser represents and warrants that no broker or finder was involved directly or indirectly in connection with the Purchaser's purchase of the Shares pursuant to this Agreement. The Purchaser shall indemnify the Company and hold it harmless from and against any manner of loss, liability, damage or expense, including fees and expenses of counsel, resulting from a breach of the Purchaser's warranty contained in this Paragraph 2(e).

          (f) The Purchaser understands that he has no registration rights with respect to the Shares.

          4. Agreement of Joseph G. Sicinski. The Company and Joseph G. Sicinski ("Sicinski"), who is the Company's president and chief executive officer, understand that the Purchaser is purchasing the Shares from the Company in connection with and in anticipation of a proposed transaction (the "Transaction") whereby, among other things, the Company will acquire the stock of corporations owned by the Purchaser in consideration for the issuance to the Purchaser of a controlling interest in the Company. As an inducement to the purchase of the Shares by the Purchaser, Sicinski, for valuable consideration, the receipt and sufficiency of which are hereby acknowledged, hereby agrees that if, for any reason, a Transaction is not consummated by September 30, 2002 (or such later date as may be agreed upon by the Purchaser and Sicinski), Sicinski will, upon ten business days written notice from the Purchaser, purchase from the Purchaser all of the Shares for a purchase price of $100,000. Sicinski shall make payment for the Shares against delivery thereof. Sicinski represents and warrants that his agreement set forth in this Section 4 constitutes his valid, binding and enforceable obligation.

          5. Miscellaneous.

          (a) This Agreement constitutes the entire agreement between the parties and Sicinski relating to the subject matter hereof, superseding any and all prior or contemporaneous oral and prior written agreements, understandings and letters of intent. This Agreement may not be modified or amended nor may any right be waived except by a writing which expressly refers to this Agreement, states that it is a modification, amendment or waiver and is signed by all parties with respect to a modification or amendment or the party granting the waiver with respect to a waiver. No course of conduct or dealing and no trade custom or usage shall modify any provisions of this Agreement. This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within such State.

          (b) All notices provided for in this Agreement shall be in writing signed by the party giving such notice, and delivered personally or sent by overnight courier, mail or messenger against receipt thereof or sent by registered or certified mail, return receipt requested, or by facsimile transmission or similar means of communication if receipt is confirmed or if transmission of such notice is confirmed by mail as provided in this
     Section 5(b). Notices shall be deemed to have been received on the date of delivery or attempted personal delivery if sent by registered or certified mail, by messenger or by an overnight courier services which provides evidence of delivery or attempted delivery, of if sent by telecopier, upon the date of receipt provided that receipt is acknowledge by the recipient. Notices shall be sent to the attention of the person executing this Agreement on behalf of such party to Purchaser at its address set forth on the signature page of this Agreement or by telecopier, to Purchaser at
     (713) 467-5025, with a copy to Harold ("Hap") May, P.C., 1440 Lyric Centre, 440 Louisiana, Houston, Texas 77002, telecopier (713) 236-1342, or to the Company or Sicinski at 1393 Veterans Memorial Highway, Hauppauge, NY 11788, telecopier (631) 724-0039, with a copy to Esanu Katsky Korins & Siger, LLP, 605 Third Avenue, New York, New York 10158, telecopier (212) 716-3338, Attention of Asher S. Levitsky P.C. Any party may, by like notice, change the address, person or telecopier number to which notice shall be sent.

          (c) This Agreement shall be binding upon and inure to the benefit of the parties hereto, and their respective heirs, executors, successors and permitted assigns.

          (d) This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same document.

          (e) The various representations, warranties, and covenants set forth in this Agreement or in any other writing delivered in connection therewith shall survive the issuance of the Shares.

Please confirm your agreement with the foregoing by signing this Agreement where indicated.

                                       Very truly yours,

                                       PHOENIX MARKETING SERVICES, INC.


                                        By:____________________________
                                           Art Grider, President and CEO

Address: 8707 Katy Freeway, Suite 300, Houston, TX 77024
Taxpayer Identification No.:

Accepted this ______ day of July, 2002

TRANS GLOBAL SERVICES, INC.


By:  _____________________________________
     Joseph G. Sicinski, President and CEO

Joseph G. Sicinski hereby agrees to be bound by the provisions of Sections 4 and 5 of the foregoing agreement.


                                            ________________________
                                            Joseph G. Sicinski

                                VOTING AGREEMENT

This Agreement is made on October 3, 2002, at Houston, Texas, by and among the undersigned shareholders of Trans Global Services, Inc. ("Shareholders") for the purpose of voting as a unit their shares of Trans Global Services, Inc., a Delaware corporation, sometimes referred to in this Agreement as the "Company."

                             Inscription on Share Certificates

1. Simultaneously with the execution of the Agreement, the undersigned shareholders will inscribe on the certificates representing the shares subject to this Agreement a legend in substantially the following form: "The shares represented by this certificate are subject to the provisions of a voting agreement executed on October 3, 2002, a counterpart of which has been deposited with Trans Global Services, Inc. at 1393 Veterans Memorial Highway, Hauppauge, NY 11788, its principal office."

                               Additional Shares

2. The parties to this Agreement and any other shareholders of the Company may at any time acquire and make subject to this Agreement additional shares of the Company, if the addition is approved by the holders of a majority of the shares subject to the Agreement at that time. Each party to this Agreement further agrees to inscribe a statement substantially the same as that set forth in Paragraph 1 on each certificate representing any shares of the Company that he or she may acquire in the future. Explicitly included in this Agreement, without the necessity of approval by the Shareholders, are any and all shares in the Company acquired by NAG, LLC pursuant to NAG, LLC's agreement with Trans Global Services, Inc.

                               Voting

3. Before exercising their voting rights on any matter submitted to a vote at a meeting of the shareholders, the parties to this Agreement will come to an agreement as to how all of their votes are to be cast. If the parties fail to come to unanimous agreement as to the desired vote, they agree to vote in accordance with the wishes of the parties owning a majority of the shares represented by this Agreement at the time of such vote. Upon execution of this Agreement and from time to time, as needed, the Shareholders shall execute a Proxy Agreement in a form substantially similar to the attached Exhibit 1.

                               Arbitration

4. In the event the parties fail to agree with respect to any matter covered by this Agreement, the disputed question will be submitted for arbitration to one individual selected by NAG, LLC, and one individual selected by the invoking Shareholder, and a third individual to be selected by the two arbitrators selected by NAG, LLC and the invoking Shareholder. The decision of the arbitrators will be binding on the parties to this Agreement.

                               Regular Meetings

5. A regular meeting of the parties to this Voting Agreement shall be held at 8707 Katy Freeway, Suite 300, Houston, TX 77024, at a time prior to the annual shareholder's meeting of the Company in each year during the term of this Agreement. At each such meeting, the parties shall be entitled to one vote for each share they own.

                              Special Meetings

6. Parties representing 51 percent of the shares, which are subject to this Agreement, may call special meetings of the parties to this Voting Agreement. The attendance of a 50 percent majority of shares subject to this Agreement shall constitute a quorum for any such Special Meeting and shall be required for transacting any business at the Special Meeting. Notice of special meetings shall be given at least 5 days prior to the date of the meeting, and the specific matters to be brought before the meeting must be included in such notice. Upon 2 days written notice Shareholders may attend any such Special Meeting via telephone or teleconference. No proxies will be accepted or valid at any Special Meeting.

                              Copies of Agreement

7. This Agreement may be executed in multiple counterparts but is not otherwise separable or divisible. Upon the execution of this Agreement, the parties shall cause a copy to be filed in the principal office of the Company. This Agreement shall be open to inspection in the manner provided for inspection under the laws of the State of Delaware.

                              Place of Performance

8. This Agreement is made, executed, and entered into at 8707 Katy Freeway, Suite 300, Houston, TX 77024, and it is mutually agreed that the performance of all parts of this contract shall be at 8707 Katy Freeway, Suite 300, Houston, TX 77024.

                              Modification

9. Any and all modifications to this Agreement shall be in writing and approved by a 50 percent majority of the shares represented by this Agreement.

                              Governing Law

10. This Agreement is intended by the parties to be governed and construed in accordance with the laws of the State of Texas.

                             Severability of Provisions
11. This Agreement shall not be severable or divisible in any way, but it is specifically agreed that, if any provision should be invalid, the invalidity shall not affect the validity of the remainder of the Agreement.

                              Termination of Agreement

12. This Voting Agreement will terminate on the occurrence of a vote for termination by a 50 percent majority of the shares represented by this Agreement and will terminate in any event when the time limits imposed on the sale of restricted stock by Securities Act of 1933 Rules 144 and 145 have run.

Executed on October 3, 2002.


                          PHOENIX MARKETING SERVICES, INC.
_____________________                                         ________________

Arthur P. Grider, III            By: ________________         Dreabon Copeland
                                  Arthur P. Grider, III       145,000 Shares
NAG FINANCIAL LLC                 President and CEO
                                  1,000,000 Shares            _______________
By:  ________________                                         Jeff Copeland
     Larry Caldwell, Manager    YELLOW ROSE MORTGAGE CO. INC. 145, 000 Shares
     4,160,714 Shares

                                                        PARAGON LOGISTIX, INC.
____________________          By: __________________    ______________________
Rebecca Dunn                     Harold May, President  By:
1,000,000 Shares                 405,238 Shares         W.C. Riviere, President
                                                        142,857 Shares
____________________
Rebecca Dunn, in trust for J.    __________________     ____________________
 Heather Paxton                  Roy Cooper             Donald Sullivan
 50,000 Shares                   238,114 Shares         100,000 Shares

                                             ________________________________
________________________                    Roy Cooper, Custodian under UGMA for
Rebecca Dunn, Custodian under UGMA for      Clif Cooper
Alexander P. Grider                         15,857 Shares
10,000 Shares                               ________________________________
                                            J.B. Davis
                                            92,857 Shares

                                          ________________________________
_______________________                     Roy Cooper, Custodian under UGMA for
Rebecca Dunn, Custodian under UGMA for      Clint Cooper
Amanda Alcorn                               15,857 Shares
10,000 Shares                          _________________________________
                                            Sherry Barbisch
                                            60,000 Shares
                                            _________________________________
                                            Henry W. Wolf
                                            50,000 Shares
                                            _________________________________
____________________________                Roy Cooper, Custodian under UGMA for
Rebecca Dunn, Custodian under UGMA for      Tuf Cooper
Kelsey A. Paxton                            15,857 Shares
10,000 Shares
                                            _______________________________
                                            Robert Stover
                                            47, 619 Shares
                                            ______________________________
____________________________                Paul Hamm
Rebecca Dunn, Custodian under UGMA for      240,000 Shares
Tyler R. Paxton
10,000 Shares                                _____________________________
                                            Frank Gracely
_____________________________               25,000 Shares
Rebecca Dunn, Custodian under UGMA for
Megan Alcorn
10,000 Shares